Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Harley-Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No.: 001-39584

Date: February 8, 2022

Harley-Davidson, Inc. (NYSE:HOG) Q4 2021 Earnings Conference Call February 8, 2022 9:00 AM ET Transcript

Company Participants

Shawn Collins - Director of Investor Relations

Jochen Zeitz - Chairman, President and Chief Executive Officer

Gina Goetter - Chief Financial Officer

Edel O’Sullivan - Chief Commercial Officer

Conference Call Participants

Craig Kennison - Robert W. Baird & Co.

Robert Ohmes - Bank of America Merrill Lynch

Billy Kovanis - Morgan Stanley

Fred Wightman - Wolfe Research LLC

Joseph Altobello - Raymond James & Associates

Gerrick Johnson - BMO Capital Markets

David MacGregor - Longbow Research

Jamie Katz - Morningstar

Ryan Sundby - William Blair

Operator

Thank you for standing by, and welcome to the Harley-Davidson 2021 Fourth Quarter and Year-End Investor and Analyst Conference Call. Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to Shawn Collins. Thank you. Please go ahead.

Shawn Collins

Thank you. Good morning, everyone. This is Shawn Collins, the new Director of Investor Relations at Harley-Davidson. You can access the slides supporting today’s call on the Internet at investor.harley-davidson.com.

Our comments will include forward-looking statements that are subject to risks that could cause actual results to be materially different. Those risks include, among others, matters we have noted in our latest earnings release and filings with the SEC. Harley-Davidson disclaims any obligation to update information in this call.

Joining me this morning are CEO, Jochen Zeitz; and CFO, Gina Goetter. In addition, Chief Commercial Officer, Edel O’Sullivan, will join for the Q&A.

Jochen, let’s get started.

Jochen Zeitz

Thanks, Shawn, and good morning, everyone. Thank you for joining us today. As we conclude the first year of the Hardwire, our five-year strategic plan to drive profitable growth, Harley-Davidson delivered a strong finish to 2021. We’re very pleased with our performance, especially in light of the many challenges that 2021 brought us.

We’re particularly encouraged that the proof points of our delivery against the strategic pillars of the Hardwire are visible across the Board. We anticipate the momentum from a strong 2021 to continue into 2022. And I’m very optimistic about the great potential of Harley-Davidson in the coming years, especially when we look to what we achieved with Rewire and our delivery of our Hardwire milestones over the past year as part of the huge transformational journey the company is on.

However, we’re mindful of the significant supply challenges that we expect to continue to impact the industry. With Rewire we realigned our organization, creating a culture of performance, efficiency, focus and speed. In unlocking this potential, we set the company’s foundation for success with around a completely new leadership team.

And building on Rewire in February 2021, we launched the Hardwire. This positioned Harley-Davidson with capabilities, assets and the legacy unmatched by any competitor as the most desirable motorcycle brand in the world, backed by the leading positions in the most profitable segments.

Rooted in desirability, the Hardwire continues to strengthen and build the brand, deepening loyalty, creating value and driving engagement across both existing and new consumers. I will briefly address our strategic pillars and our deliver against them over the past year.

Profit focus. We are committed to strengthening and growing our position in our strongest motorcycle segments in Touring, Large Cruiser and Trike. Not only are these segments the most profitable in the market globally, but we also believe these segments have untapped potential to inspire more engagement, while compelling new customers and drivers to choose Harley-Davidson.

Our data shows that in 2021, the Tooling segment grew, thanks to our strong performance in this category. And as we look ahead, we will continue to focus on growing our stronghold segment.

With a Hardwire, we made a commitment to introduce a series of motorcycles that align with our strategy to increase desirability and to drive the legacy of Harley-Davidson. In this context, we launched our Icons Collection, our new limited edition series of extraordinary adaptations of production motorcycles, which look to our storied past and bright future. The collection debuted with the Electroglide revival, the ultimate tribute to our heritage in Grand American Touring, with production selling out from launch.

Selective expansion. We are committed to focusing on opportunities and profitable segments aligned with our capabilities and that offer a clear path to market leadership. To anyone, so the launch of Pan America, our first adventure touring motorcycle. From the outset, we saw the potential of the adventure touring category. As of today, it is the second fastest-growing category in North America.

The immediate success of Pan America resulted in selling out our allocations throughout the production year and has led to Pan America becoming the number one selling adventure touring motorcycle in the U.S. in 2021. Not only has this product outperformed, but it is also redefined its category with its riders customizing the Pan Americas in ways only Harley-Davidson can deliver.

We continue to see the potential for Pan America across the globe, especially in Europe, the largest market for venture touring building on our Rev MAX platform. 2021 also saw the launch of Sportster S Bike that has brought the Harley-Davidson brand to a greater customer sets beyond our stronghold segments like no other. With sport as the fastest-growing category in North America, we realized the potential of the Sportster S to engage and bring new riders to the Harley-Davidson brand.

As we look at our delivery against selective expansion, we successfully launched two bikes that were amongst the fastest-selling motorcycles in our portfolio, against the backdrop of a claim and overwhelming positive media coverage, with waiting lists extending into this year. Importantly, both these launches were delivered with a strategically streamlined portfolio aligned to our Hardwire goals that saw model and SKU count reduced by 40% since 2020, allowing us to focus on the very best that Harley-Davidson has to offer.

Looking forward, we’ll continue to test further avenues for desirable long-term growth. Leading electric. Electric motorcycles are important to Harley-Davidson’s future and we remain committed to staying at the forefront of electric motorcycle technology. In 2021, we not only stood up LiveWire as a standalone brand, but we also announced that through business combination agreement with AEA-Bridges Impact Corp., LiveWire would become a publicly-traded company on the New York Stock Exchange.

The transaction is expected to close in the first half of this year, and we’re very excited about the potential for LiveWire to be the most desirable electric motorcycle company in the world. The LiveWire team began scaling the retail network in the back half of 2021, building on our 12 original partners. The network has grown from 20 retailers at the end of Q3 to 49 retailers as of February 1.

We’re also looking forward to introducing the first product on LiveWire’s new Arrow architecture in the second quarter of this year. We believe that LiveWire will drive incremental business and help us to expand our reach and business in the coming decades through pioneering the electric motorcycle market and developing the technology of the future. For LiveWire, this is just the beginning.

Growth beyond bikes. Harley-Davidson Financial Services H-D1 Marketplace, parts and accessories and general merchandise are important drivers of the company’s future success as a global lifestyle brand, providing untapped potential to grow our customer base and add to customer lifetime value.

HDFS is an important assets to Harley-Davidson from both brand and revenue point of view. And as we look ahead, we look forward to widening our HDFS offering to new markets. In 2021, we also launched H-D1 Marketplace, the ultimate destination for preowned Harley-Davidson in America, backed by the strength and scale of our dealer network and enhanced by the Harley-Davidson certified program for extra peace of mind.

The H-D1 Marketplace platform is connecting our customers, community and our strong dealer network. H-D1 Marketplace is just the first step towards our ambitious transformation of hd.com into the leading online destination for everything Harley-Davidson.

And as we look to the future, we want our online presence to connect and support our H-D network from enhanced online experiences, unique community engagement to exclusive content and learning. With personalization at the heart of Moto culture and the Harley-Davidson brand, parts and accessories is now a growth area for the business.

Last year, revenue grew 13% and we believe there’s potential to continue that growth trajectory as more riders look to make their Harley-Davidson uniquely theirs. We feel very positive about the performance of our general merchandise business with 23% growth for the year.

Last week, we announced the strategic rename of our general merchandise business to apparel and licensing with the appointment of a Senior Executive and Creative Director to help with the business. The potential to grow both our apparel and licensing businesses leveraging the power of the Harley-Davidson brand across the globe is huge. The potential of the Harley-Davidson brand beyond bikes is significant.

We’re one of the most recognizable brands in the world. And as we grow our lifestyle products to reach wider audiences, we know that people will want to be part of our brand be through the strengthening of our retail product, our online community and our loyal riding communities.

Customer experience. By putting customers at the forefront of our products, experiences and investments, we are able to define customers as people who simply love our products, whether they don’t ride, but love our brand. Those who may dream of motorcycling, I’ve just learned to ride all the way to committed riders who are deeply passionate about and invested in our unique lifestyle, brand and culture.

We continue to invest in and redefine our overall customer experience to our dealerships, and especially in our online presence, as we know many customers start that journey with Harley-Davidson online. Our e-commerce functionality has been improved to include customer notifications on restocking, and now features our bike builder platform for select motorcycles.

Looking ahead, we will continue to invest in our digital capabilities, ensuring the best-in-class customer experience. And lastly, inclusive stakeholder management. Our approach to optimize long-term value for all stakeholders, we view inclusive stakeholder management in the context of people, planet and profit, with all three deeply embedded in the past and future success of the Harley-Davidson brand and company.

2021. So let’s implement the Hardwire ground. For the first time in our company’s history, all our employees around the world, including at our factories became shareholders in our company, demonstrating a renewed commitment to Harley-Davidson, as not only a great brand, but a great company and a great employer.

Now I’ll hand over to Gina to run through the numbers.

Gina Goetter

Thank you, Jochen. Fourth quarter results reflect continued demand momentum as evidenced by our strong wholesale unit growth and retail sales growth across North America. While we continue to deal with a challenging supply chain and inflationary environment, the actions that we took as part of the Rewire and Hardwire strategy throughout the year have resulted in a leaner cost structure and overall margin expansion.

Looking more closely at our financial results in the quarter, total revenue of $1 billion was 40% ahead of last year behind increased motorcycle shipments, favorable motorcycle unit mix, pricing and growth across all of our other businesses, including general merchandise, parts and accessories.

Total operating loss of $7 million was an improvement over last year, with gains across both of our reported segments. The Motorcycle segment, which includes our newly renamed apparel and licensing business, and parts and accessories products, delivered an operating loss of $102 million compared to a loss of $196 million last year.

Remember that Q4 is impacted both by seasonality and lower wholesale shipments due to the change in our model year launch to the beginning of the calendar year. Fourth quarter GAAP earnings per share of $0.14 compared to a loss of $0.63 last year. When adjusted to exclude the impact of restructuring charges, our adjusted EPS was $0.15 and compares it to an adjusted loss of $0.46 per share last year.

Turning to full year 2021 results. Revenue of $5.3 billion was 32% ahead of 2020 and operating income of $823 million was $814 million ahead of last year. Full year results reflect strong revenue and profit growth over the pandemic impacted results of 2020 as well as the positive impact to margin as a result of our cost reduction actions, improving to our unit mix and pricing.

Full year 2021 GAAP earnings per share of $4.19 compares to GAAP earnings per share of $0.01 last year, while adjusted earnings per share of $4.21 compared to adjusted earnings per share of $0.63 last year.

Global retail sales of new motorcycles were up 2% in the quarter, with growth in North America offsetting declines in our international markets. North America Q4 retail sales were up 8% versus last year, driven by 23% growth in Grand American Touring, the launch of Sportster S, as well as our continued success with Pan America.

In our international markets, the retail sales declines continue to be impacted by the actions we took during the Rewire to exit markets and prune unprofitable models. Consistent to what we reviewed in Q3, EMEA and APAC sales continue to be disproportionately impacted by the decision to exit the unprofitable streets and legacy Sportster bikes. And in LaTam, the declines from the model pruning and market exits were accompanied by pricing increases across select models, resulting in improved region profitability.

Worldwide retail inventory of new motorcycles was down 23% versus last year and down a similar amount relative to the previous quarter, primarily due to strong demand in particular in the U.S. market. Overall, we continue to see strong pricing dynamics for both new and used motorcycles and we continue to continue to see improved profitability at the dealer level. In light of more limited retail inventory, we’ve also put in place a reservation system that has been met with great support by both dealers and customers.

Looking more closely at revenue, total motorcycle segment revenue was up 54% in Q4, and up 39% for the full year. Focusing on Q4 activities, 36 points of this growth came from higher year-over-year wholesale volume for motorcycle units, driven by growth across our core margin motorcycle segment, as well as meaningful growth in parts and accessories in the general merchandise and licensing businesses.

13 points of growth came from mix, due to a larger percentage of touring bikes sold in North America, and six points of growth from pricing and incentives, primarily due to the pricing surcharge in the U.S. that was put in place to partially offset raw material inflation. And finally, 1 point of negative impact from foreign exchange. Drivers for full year revenue growth are consistent with what playthrough for the quarter.

Turning to margins. Q4 gross margin of 19.5% was down 2.1 percentage points versus prior year. A margin benefit from stronger volume, profitable mix and pricing was more than offset by the negative cost headwinds across the supply chain and additional EU tariffs.

In the quarter, the impact from the additional EU tariffs was approximately 1.3 percentage points of margin. Q4 operating margin finished at negative 12.5% compared to negative 37% last year, due to materially lower operating expenses this year and heavier restructuring charges in the prior Q4.

Full year operating margin of 9% was significantly ahead of last year given the impact of the pandemic and was also 2.7 points ahead of 2019. Despite the absolute unit decline versus 2019, which drives the negative margin headwind, the focus to a more profitable mix in a leaner cost structure has significantly strengthened the overall margin profile for the business, even with the inflationary supply chain environment.

The financial services segment operating income in Q4 was $95 million, up $18 million compared to last year, driven by lower interest expense and lower restructuring costs, partially offset by higher provision for credit losses as loss rates begin to increase back towards historical levels.

HDFS’ retail credit loss ratio remain historically low at 1.2%, a 19 basis point improvement over last year. Overall, retail delinquency rates have been favorably impacted by the improved economic conditions and the benefits provided to individuals under the federal stimulus packages early in 2021. Delinquency rates have continued to run lower than pre-pandemic historical levels and we do expect these rates to begin to normalize in 2022.

Looking at HDFS’ base business, retail originations in Q4 were up 25% versus last year, behind strong new and used motorcycle origination volume. Ending retail finance receivables in Q4 were $6.5 billion, which is up 2.4% from last year. In addition, the retail allowance for credit losses at the end of Q4 was 5%, which is relatively unchanged from Q3. And while today’s allowance rate has improved versus the peaks of 2020, it is still above pre-pandemic levels given the continued uncertainty surrounding the pace of economic recovery.

Wrapping up with Harley-Davidson, Inc. financial results, we delivered full year 2021 operating cash flow of $976 million, down $202 million from last year. Operating cash flow declines were a result of unit growth and increased loan originations across HDFS. And total cash and cash equivalents ended the quarter at $1.9 billion, which is $1.4 billion lower than last year, as we worked on higher cash balances held as a result of the pandemic.

As we look to our financial outlook for 2022, we expect HDMC revenue growth of 5% to 10%. This revenue growth forecast incorporates what we know today in terms of the impact of the semiconductor challenges that the industry is facing. We expect revenue to be positively impacted by our global pricing actions as we work to offset the cost headwinds across the supply chain.

Furthermore, we expect the parts and accessories and apparel and licensing businesses to accelerate top line growth in line with our Hardwire strategy. We expect HDMC operating income margin of 11% to 12%. We believe the anticipated positive impact from volume leverage, unit mix and pricing combined with growth across our margin-accretive businesses of P&A and apparel were more than offset the expected cost inflation across supply chain. Also, the removal of the additional EU tariffs realized in 2021 contributes over a point of margin growth.

Finally, we expect 2022 margins can also be positively impacted by operating expense leverage even as we increase investment behind LiveWire. We expect the HDFS operating income to decline by 20% to 25%. This decline is largely a result of the favorable allowance releases and lower credit losses in 2021. We believe this favorable impact is not likely to repeat itself in 2022.

And lastly, we expect capital investments of $190 million to $220 million as we continue to invest behind product development and capability enhancement in support of our Hardwire strategy. This financial guidance is reflected in the supply chain outlook that we have at this time.

We are forecasting that the operating conditions and higher rates will hold in the first half of the year, and we anticipate a moderate improvement versus prior year in the back half across logistics and raw materials. Semiconductor availability is expected to be challenged, assuming improvements in the latter half of the year. Embedded within our guidance for 2022 is LiveWire. At this time, we remain committed to the outlook issued as part of our December 13 announcement.

Finally, as we look to the 2022 capital allocation, our priorities remain to fund growth of the Hardwire initiatives, which includes the capital expenditures mentioned previously. We will also pay dividends. And yesterday, we announced an increase in our first quarter 2022 pay up to 15.75 a share, which is up 5% versus prior year. In addition, we plan to execute discretionary share repurchases in 2022 and we have 18.2 million shares remaining on our board-approved share repurchase plan.

At this point, I’ll turn it back over to Jochen, who will wrap this up.

Jochen Zeitz

Thank you, Gina. To round out today’s presentation, I want to provide some highlights from our most recent launch event in January entitled Further Faster, which hopefully many of you were able to see. If not, please check out the content online.

This year, we focus on our stronghold profitable segments unveiling a selection of powerful new Grand American Touring; Cruiser, and Custom Vehicle Operations, in short, CVO motorcycles for this year. This reveal consists of eight new models, each powered by the Milwaukee 8117, the most powerful factory installed engine offered by Harley-Davidson.

In the Grand American Touring line, we introduced the Street Glide ST and Road Glide ST. For Cruiser, we introduced the more powerful low rider S and the low rider ST. And for CVO, we introduced four super premium models. The virtual event attracted over 1.5 million views on the launch page in Harley-davidson.com and over 540,000 views of the launch filming content.

We also saw over 120,000 people sign up to the event, a 50% increase compared to 2021. Most notable was the response to the low rider ST, the latest in our cruiser lineup. Demand was so high for this bike that we sold out our first consumer allocation in 10 minutes. This is just one example that highlights the strong desirability that we’ve been able to build through our strategy for our brand and product. As ever, we look forward to bringing you more. So stay tuned for some more product news to come this year from Harley-Davidson and LiveWire.

And just before we head to questions, I’m happy to announce that in May, we will be hosting an Investor Day for Harley-Davidson and LiveWire, updating you on our exciting road ahead. I hope you can join us in Milwaukee. Thank you for your time this morning.

Now we’ll take your questions.

Question-and-Answer Session

Operator

Thank you. [Operator Instructions] Thank you. Your first question comes from Craig Kennison from Baird. Your line is open.

Craig Kennison

Hey, good morning. Thanks for taking my question. It’s a big picture question on Hardwire. I know last year you provided guidance that EPS in 2025 would grow at a CAGR of a low double-digit pace, but we never knew what 2021 EPS would be now that we know 2021 EPS was $4.21. If we apply, let’s say, 10% to 12% CAGR growth on that, it would get to 2025 EPS guidance in this $6.15 range to $6.60 range. Am I doing the math right on the guidance you offered for LiveWire?

Gina Goetter

Aiming for Hardwire. Craig, this is Gina. The guidance that we guided…

Craig Kennison

Yes, Hardwire, sorry.

Gina Goetter

Yes, yes. So good – yeah, good question. When we initially launched the Hardwire targets, right, we said it was based on where we finished in 2021 and then we would grow from there. So as our performance this year was better than our original guidance, if you would apply the initial targets that we put out there last year, I think you’re doing the math right.

As we kind of get towards an – the Investor Day in May, what you can expect to see from us is how pieces like LiveWire come to life differently as part of the Hardwire and how that accelerates the initial guidance that we put out for the Hardwire targets back about a year ago now.

Jochen Zeitz

Does that answer your question, Craig?

Craig Kennison

Yeah, generally. And I guess, can we endorse the $6.10 to $6.50 range, roughly?

Gina Goetter

Since we’re not changing our long range targets today, you’re doing the math correctly. What I’m saying though, is when we put out the targets last year, LiveWire, as it was envisioned, was not set up to be a standalone company. That is a material change to our outlook, that as we get towards our Investor Day in May, we’ll be helping you put together the pieces of how that updated outlook matches with going to be ice business to provide a new long-term projection.

Jochen Zeitz

So in short, Craig, then standby for updates in May.

Craig Kennison

Sounds great. Thank you.

Operator

Your next question comes from Robbie Ohmes from Bank of America. Again, your next question comes from Robbie Ohmes from Bank of America. Go ahead.

Robert Ohmes

I’m sorry. Can you hear me okay?

Jochen Zeitz

Yes.

Gina Goetter

Yes, good morning.

Robert Ohmes

Yeah. Sorry, not sure what happened there. So my question is on – good morning. My question is on motorcycle revenue growth outlook for 2022. Can you help us think through how – you’ve had really strong price increases supporting revenue growth in 2021. What’s the sort of – what should our thinking be on price increases? And also, what should our thinking beyond international unit sales returning to growth?

Edel O’Sullivan

Hi. Good morning, Robbie. This is Edel O’Sullivan. Thank you for your question. So let me take the latter part of the of the question, and then I’ll turn it over to Gina for more specifics on the pricing element.

So in short, we think that there is demand in the market that is both domestic and international. Obviously, this year, still continues to be impacted by actions, by this year, I mean, 2021 continued to be impacted by actions taken during the Rewire, particularly in our international markets. But we do expect as we look to 2022 and beyond, of course, subject to the realities of the supply chain, that we will be seeing some of that increase immensely in our international markets, as well and we’re seeing in our domestic markets.

Gina Goetter

And Robbie, this is Gina. On the pricing question, in 2021, our pricing was really limited to the surcharge that we put in market in the U.S.. As we move to 2022, pricing will be global and have both mechanisms of both surcharge as well as MSRP pricing, depending on the market. So we move from a very U.S.-based pricing mechanism in 2021 to a global pricing mechanism as we move throughout 2022.

Robert Ohmes

Gotcha, that’s helpful. And so the 5% to 10% does include some pricing benefits. So the sort of unit volume assumption on the motorcycle side could be viewed as conservative.

Gina Goetter

When’s the last time that is viewed as conservative?

Robert Ohmes

Yeah, it sort of implies that the unit volume growth would be less – obviously less than 5% to 10% in the motorcycle division, so could be viewed potentially as conservative for your unit assumptions, given the demand you’re seeing?

Jochen Zeitz

Well, what we said clearly is the supply chain issues are not going away. In fact, they intensify going into the year and hence our guidance is realistic from today’s perspective and what we’re seeing in the supply chain.

Robert Ohmes

Got it. Thanks so much. That’s really helpful.

Jochen Zeitz

That’s said, we have solid demand for product and for those who witnessed our – the launch of 2022 model year has been exceptionally well received. So this is the question of supply and more the question of demand.

Operator

Your next question comes from Billy Kovanis from Morgan Stanley. Your line is open.

Billy Kovanis

Hi, just to follow-up on the last question there. Can you give us your embedded assumptions for retail sales versus more of a production restock in 2022 for that 5% to 10% motorcycle revenue growth?

Jochen Zeitz

Well, it depends on the range of the guidance, right? If you assume price increases and the lower end of the range, then you would see small or little – more little unit growth. And as you move towards the higher end of the range, you would assume unit growth, and that would be captured in retail as well as in wholesale.

Gina Goetter

Yeah, Billy, this is Gina. Based on where our inventory position sits, you can – the unit assumption and the unit growth assumption for wholesale, pretty much is going to ladder up to what we’re – what we would say for retails as well.

Billy Kovanis

Got it. Thank you. And just a real quick follow-up. On the margins, really strong outlook there, 11% to 12%. Can you just break that down a little bit further? How much of it is sort of operating leverage? How much of it is the EU tariffs being sort of mitigated? Any other expenses that you’re sort of taking out higher mix exiting unprofitable markets? Just any other color you can provide on the margins? Thank you.

Gina Goetter

Sure. I’ll start with the kind of the easy one. The EU tariff and removing that additional tariff is worth about a point. So as we moved from 2021 to 2022, about a point of that is tied up there. We also have a positive volume and mix and then the pricing component that we talked about earlier. That is a positive headwind that helps to offset more than us that was coming at us from a supply chain standpoint.

Billy Kovanis

Got it. Thank you.

Operator

Your next question comes from Fred Wightman from Wolfe Research. Your line is open.

Fred Wightman

Hey, guys, good morning. I was hoping maybe it’s a question for Gina. But given the guidance is expecting some second half improvement. Can you just give us a little help on the cadence as we move through the year? It sounds like the supply chain got a little bit worse into the first quarter. But should we be expecting steady improvement as we move through the year? Is there really a step function increase in the back half the year? How does that sort of shake out from a timing perspective?

Gina Goetter

Yeah, good question. I would say that we improve as we move through the year, so our back half will be better than our front half just again, given what is coming at us from a supply chain standpoint. So when you think about our cost inflation environment, as we move through 2021, every quarter, we kind of saw more inflation. But the first half of 2021 was less than the back half of 2022. Now as we move in – or 2021, I’m sorry. And then as we move into 2022, we still have kind of another half of inflation that kind of matches up where we ended the year. So I would definitely see the cadence as being we accelerate as we move to the back half.

Jochen Zeitz

To emphasize that assumes an improvement in the supply chain in the second half. Visibility is relatively limited at this point in time. So that – that’s based on what we know today and that the supply chain overall see some – sees improvement in the second half.

Billy Kovanis

Makes sense. And then just as the follow-up, could we walk through the bridge on the CapEx outlook, mid points over $200 million, you guys came in just over $140 million, I think this year. So any big projects or big things that sort of gets you from 2021 to 2022?

Gina Goetter

I think the biggest step change you’ll see is within LiveWire itself. So given and kind of the investment that we’re putting behind EVs, we’re also going to continue to build on our core innovation pipeline. And you’ll hear more about that as we’re moving through kind of this year and then we continue to invest in capabilities. As we’ve talked previously in calls about our digital ecosystem and building up things like the marketplace, our use platform, that type of investment continues to move through 2022.

Billy Kovanis

Great. Thank you.

Gina Goetter

Sure.

Operator

Your next question comes from Joe Altobello from Raymond James. Your line is open.

Joseph Altobello

Hey, thanks. Good morning. The first question I just wanted to clarify that you mentioned earlier, Gina, about wholesale and retail. It sounds like you expect wholesale and retail to be really equal this year, and so no pipeline sell opportunity in 2022. Is that correct?

Gina Goetter

I would say there’s going to be a limited pipeline sale capability just given the supply constraints that we have. So I see those two moving more in sync throughout 2022.

Joseph Altobello

Okay. And then…

Gina Goetter

So I’d like to add to that..

Joseph Altobello

Sorry, go ahead.

Gina Goetter

All right. Just to add to that, Joe, from the perspective of what is happening overall with inventory levels, I think you will see that our dealers, and indeed the entire network has become much more efficient in how we manage retail sales of inventory. So we have become, I think, much better at managing a level of retail sales that requires much less inventory in the system. And some of that is obviously the work of our dealers to support the sales and customer demand, but also tools that we have put in place like our preorder and reservation system that allow us to capture that demand much more efficiently.

So I would expect as we go through 2022 and beyond that, we will continue to make some of those changes and innovations to allow us to support a retail sales growth with a very different position on inventory that would have been the case historically.

Joseph Altobello

Very helpful. Just maybe on LiveWire, the slide that you gave us in mid-December showed a EBIT loss for LiveWire in 2022 about $111 million. I just want to confirm, is that what’s baked into the 11% to 12% margin for that segment?

Gina Goetter

Yes, yes, we have not changed our LIBOR assumptions.

Joseph Altobello

Okay. Thank you.

Gina Goetter

Yep.

Operator

Your next question comes from Gerrick Johnson from BMO Capital Markets.

Gerrick Johnson

Hey, good morning. My question is on a tariff situation, it seems like inconsistent presentation over the quarters. So sometimes, it’s – excluded is a non-recurring items. Sometimes it’s not. It didn’t look like it was this quarter, but you did call it out. So that changes our starting points a little bit in relation to Craig’s question, as we roll forward a compounding growth assumptions. So should we go back and put all those tariffs back into our numbers for 2021 and 2020 EU tariffs?

Gina Goetter

No, this is Gina. No, I would not add them back in. And when you go back to our original Hardwire targets that we gave, we did not have tariffs built into there. You go back to the original guidance, all the way back a year ago that we gave on 2021, there were no tariffs included in the outlook, I should say, no additional tariffs included, and then the outlook that we gave for the next five years also didn’t include this additional tariffs.

Gerrick Johnson

Okay. All right. Thank you.

Operator

Your next question comes from David MacGregor from Longbow Research.

David MacGregor

Yes, good morning, everyone. Thanks for taking the question. I guess I want to ask you about the Pan America and you referenced already the expectation that supply channel issues don’t improve, at least, significantly as 2022 rolls out. How are you thinking about availability on this product? And obviously, a lot of excitement, but need to get it into the hands of the dealer. So what are you looking at for 2022 there?

Jochen Zeitz

Well, availability overall has been constrained, and everything we’ve sold into the market that’s pretty much sold through. So – and we expect that to continue. That said, we had – we’re able to deliver a significant amount of Pan Am’s that made us the number one model in the Adventure Touring market already last year, and we expect to continue to deliver on solid amount of Pan America’s also this year. But everything from – everything taken together, Pan America just like other products, our supply constrained.

Gerrick Johnson

Does the availability inflect at some point throughout the year? Or is it just kind of a slow gradual improvement as the year unfolds?

Jochen Zeitz

Impossibly predict at this point in time. It’s literally a day-to-day evaluation of the components that you’re getting or not getting and adjusting your production accordingly. So it’s very hard to predict at this point in time.

Gerrick Johnson

I guess just related to that, Jochen, just thinking about the strategic value of light cruisers and obviously limited profitability opportunity. But it also gathers new riders into the brand. How are you thinking about like Cruiser’s longer-term?

Jochen Zeitz

Well, nothing to add to what we’ve said in the past. We’ll be commenting on new models when we launch them or if we launch them to the market. So I’d say stand by for more.

Gerrick Johnson

Okay, thank you.

Jochen Zeitz

Thank you.

Operator

Thank you. Your next question comes from Jamie Katz from Morningstar. Your line is open

Jamie Katz

Thanks. Good morning. I’m hoping you guys would be willing to talk about how you perceived the long-term growth algorithm for apparel and licensing, given the new hires behind the business and the fact that now looks like that might be something that grows maybe above historic levels. Thanks.

Jochen Zeitz

Thanks, Jamie. Well, as you know that I’m very positive about the growth beyond bikes, and that primarily includes apparel and licensing, in addition to parts and accessories. And we will be upping our game in both categories going forward. I’m not going to quantify it at this point, I’d say, stay tuned for more in May, we’ll be talking about that that will be part of our presentation.

But we feel confident the brand has very strong appeal in different consumer groups, different age groups that we want to capture. And that’s why we’ve decided to strengthen the team now and make it a direct report as well, really tap into the potential in the coming years. It’s not something that will happen overnight, but it is really exciting if you apply a long-term perspective.

Jamie Katz

Okay. And then just as a housekeeping, I think we should see some sort of filing for the LiveWire offering. Can you give us any insight on the timing of that, just so we could get more detail?

Jochen Zeitz

That’s out today, so you’ll be able to access [Multiple Speakers]

Jamie Katz

Excellent. Thank you.

Gina Goetter

Happy reading.

Operator

Your next question comes from Ryan Sundby from William Blair. Your line is open.

Ryan Sundby

Yeah. Hey, good morning. Thanks for the question. I guess with modeling, SKU count down about 40% since 2020. Is the reshaping of the portfolio work done here? And are there any opportunities where you see maybe areas to focus more, or maybe areas where you pull back too far, any color there would be great?

Jochen Zeitz

Definitely not too far. There’s always more opportunity to fine tune our product mix. I mean, going into the Rewire, it was just a lot of products out there that cannibalized itself and we took the reduction to 30%. If you remember, we talked about that back then and we saw further opportunity and took it to 40%.

That said, it’s plus or minuses. Now, I wouldn’t say we are adding new models necessarily without taking others out. I’d say 40% is a good base going forward. But we continue to look at new opportunities. And we’ll always ask the question when and if we introduce a new model, if there’s another one that we could take out because it’s kind of lies in the overall portfolio. But the 40% is a pretty solid number that we initially didn’t actually think we would achieve, but we actually overachieved that number already last year.

Ryan Sundby

That’s helpful. And then I guess just with the units up so strong in Q4 here. Was there any change in approach to the, like I said, the shipping cadence that you kind of laid out under Hardwire?

Gina Goetter

No. No, continue to – Q 4 is a suppressed kind of wholesale unit shipment just as we changed that model year launch at the beginning of the calendar year. No change.

Ryan Sundby

Okay. That’s helpful. Thanks.

Gina Goetter

Yep.

Operator

There’s no further question at this time. And this concludes today’s conference call. Thank you all for joining. You may now disconnect.

Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson, Inc. (“H-D”)’s, LiveWire EV, LLC (“LiveWire”)’s or AEA-Bridges Impact Corp. (“ABIC”)’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, LW EV Holdings, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between LiveWire EV, LLC (“LiveWire”) and AEA-Bridges Impact Corp. (“ABIC”) (the “Business Combination”), LW EV Holdings, Inc. (“HoldCo”) and ABIC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, Inc. (“H-D”), HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, LiveWire, HoldCo, ABIC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

H-D, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that ABIC and HoldCo intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.